Ms. Kaitlin Tillan, Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:	Veritec, Inc.
Form 10-QSB for quarterly period ended September 30, 2007
Filed November 14, 2007
Dear Ms. Tillan:
The following information is provided on behalf of Veritec, Inc. (“Veritec”) in response to the comments contained in your letter to us, dated December 13, 2007 (a copy of which is attached). We have reproduced below the Staff’s comments contained in your letter, together with our responses.
FORM 10-QSB for the Quarterly Period Ended September 30, 2007
Exhibit 31
1.
Comment: We note that in Paragraph 1 you refer to your “quarter” report instead of your quarterly report in the first certification and refer to your “annual” report in the second certification. In future filings, please ensure that you refer to the correct periodic report in the first paragraph of the certifications.

Response: We agree with your comment and the correct language will be used in future filings.
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Veritec hereby represents that:
•	Veritec is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Veritec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me regarding the contents of this response.
Very truly yours,
Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.